February 23, 2015

Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:                           Lannett Company, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed August 29, 2014

File No. 001-31298

Dear Mr. Rosenberg:

We are providing you with this letter in response to your February 12, 2015 comment letter to Lannett Company, Inc. (“Lannett”).  For your convenience, we included your comments in numerical order along with our corresponding responses.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

SEC Comment # 1:

General

We note that on July 17, 2014, you amended your bylaws to include a provision requiring any current or former stockholder of the Company or anyone acting on their behalf that initiates or asserts any claim or counterclaim against the Company to reimburse the Company for all fees, costs, and expenses associated with such claim where such party “does not obtain a judgment on the merits and substantially achieves, in both substance and amount, the full remedy sought in such claim.” Please provide proposed risk factor disclosure to be included in your next periodic report under a separate heading disclosing that you have amended your bylaws to include a fee-reimbursement provision. Your risk factor disclosure should include the following information:

•                                          The types of actions subject to reimbursement;

•                                          The level of recovery required by the plaintiff to avoid payment (e.g., define “a judgment on the merits” and “substantially achieves, in both substance and amount”);

•                                          Who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses);

•                                          Who would be allowed to recover (e.g., company, directors, officers, affiliates); and

•                                          Whether the bylaw is intended to apply to potential federal securities law claims

Your risk factor disclosure should also note the risk that this provision could possibly discourage shareholder lawsuits that might benefit the company or its shareholders.

Response:

The Company’s proposed risk factor disclosure to be included in the next periodic report is as follows:

Under our Bylaws, current and former stockholders of the Company that bring certain claims or join such claims may be obligated to reimburse the Company for the expenses it reasonably incurs in connection with such actions if the claim proves unsuccessful.

Our Bylaws were amended in July 2014 to provide that, to the fullest extent permitted by law, in the event that any current or former stockholder (the “Claimant”) (x) initiates or asserts (1) any derivative action or proceeding brought on behalf of the Company, (2) any claim or counterclaim or other action against the Company or any of its directors, officers, employees or agents, including but not limited to federal securities law claims, (each of the foregoing, a “Claim”), or joins any such Claim as a named party, or (y) joins, offers substantial assistance to or has a direct financial interest in any Claim and (z) the Claimant or the party who has brought such Claim does not thereby obtain a judgment on the merits that substantially achieves the full equitable, legal and monetary remedies or relief sought in the Claim, such Claimant shall be obligated to reimburse the Company for all costs, fees and expenses of any kind (including attorneys’ fees and the fees of experts) actually incurred by the Company in defending such Claim or in indemnifying any officer, director or third party for the costs, fees and expenses incurred by any such officer, director or third party in connection with such Claim. This provision of our Bylaws may deter stockholder litigation that may be in the best interests of the Company or our stockholders.

SEC Comment # 2:

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Intangible Assets, page 85

Please refer us to the technical literature upon which you based your accounting policy, whereby “costs to renew or extend the term of a recognized intangible asset are expensed as incurred.” In particular, explain why this accounting treatment was appropriate for your extension of the contractual arrangements with JSP, when under your prior accounting treatment, you capitalized the fair value of common stock issued to JSP as consideration for these distribution rights.

Response:

Background

In connection with the original JSP contract signed in 2004, the Company recognized an intangible asset equal to the cost of the contract, or the fair value of 4.0 million shares of the Company’s common stock.  The Company amortized this intangible asset over the life of the contract.  On August 19, 2013, the Company entered into an amendment to the original agreement that extended the term of the contract by five years at a cost to the Company of $20.1 million (fair market value of 1.5 million shares on August 19, 2013).

The JSP contract renewal was the Company’s first renewal or extension of a previously recognized intangible asset.  As such, the Company made a policy election to expense all renewal or extension costs related to previously recognized intangible assets in accordance with the guidance provided in ASC 350-30-50.

Technical Literature

FSP 142-3

Intangible assets were discussed at the March 19, 2008 FASB board meeting.  The disclosure requirements related to renewal and extension costs were discussed within Issue 2 of the March 19, 2008 meeting minutes.  At this FASB meeting a decision was made to include the disclosures now codified in ASC 350-30-50 in the final FSP (FSP 142-3, Determination of the Useful Life of Intangible Assets).  Although the FSP was not intended to provide guidance on the accounting treatment of renewal and extension costs, the discussion makes it clear that it is an accounting policy election to either capitalize or expense renewal and extension costs related to previously recognized intangible assets.

ASC 350-30-50

ASC 350-30-50 states the disclosure requirements for renewal and extension costs as follows:

•                  Disclose the entity’s accounting policy on the treatment of costs incurred to renew or extend the term of a recognized intangible asset;

•                  For intangible assets that have been renewed or extended in the period for which a statement of financial position is presented, both of the following:

•                  For entities that capitalize renewal and extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset, by major intangible asset class

•                  The weighted-average period before the next renewal or extension (both explicit and implicit), by major intangible asset class.

Overall Conclusion

Based on the US GAAP guidance noted above, the Company determined that it was appropriate to account for the JSP contract renewal in accordance with its accounting policy for renewal and extension costs for previously recognized intangible assets.  This was the Company’s first renewal or extension of a previously recognized intangible asset.  As such, the Company made an accounting policy election to expense all costs related to renewing or extending previously recognized intangible assets.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Arthur P. Bedrosian
Chief Executive Officer

/s/ Martin P. Galvan
Vice President of Finance, Chief Financial Officer and Treasurer